File No. 812-13706

As filed with the Securities and Exchange Commission on June 3, 2010
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SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549
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AMENDMENT NO. 2 TO, AND RESTATEMENT OF, THE APPLICATION
FOR AN ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT
COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”), GRANTING
EXEMPTIONS FROM SECTIONS 12(d)(1)(A) AND 12(d)(1)(B) OF THE 1940
ACT, UNDER SECTIONS 6(c) AND 17(b) OF THE 1940 ACT GRANTING
AN EXEMPTION FROM SECTION 17(a) OF THE 1940 ACT, AND UNDER
SECTION 6(c) OF THE 1940 ACT GRANTING AN EXEMPTION FROM
RULE 12d1-2(a) UNDER THE 1940 ACT
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EQ Advisors Trust
AXA Premier VIP Trust
AXA Equitable Life Insurance Company

1290 Avenue of the Americas
New York, New York  10104
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Notice and Order to:

Steven M. Joenk
Senior Vice President
AXA Equitable Life Insurance Company
1290 Avenue of the Americas
New York, New York 10104

Communications and Copies of Notice and Order to:

Patricia Louie, Esq. Vice President and Associate General Counsel AXA Financial, Inc. 1290 Avenue of the Americas New York, New York 10104	Clifford J. Alexander, Esq. Mark C. Amorosi, Esq. K&L Gates LLP 1601 K Street, NW Washington, DC 20006-1600

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This document contains a total of 46 pages.
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UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of: EQ Advisors Trust AXA Premier VIP Trust AXA Equitable Life Insurance Company File No. 812-13706	) ) ) ) ) ) ) ) )
AMENDMENT NO. 2 TO, AND RESTATEMENT OF, THE APPLICATION FOR AN ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”), GRANTING EXEMPTIONS FROM SECTIONS 12(d)(1)(A) AND 12(d)(1)(B) OF THE 1940 ACT, UNDER SECTIONS 6(c) AND 17(b) OF THE 1940 ACT GRANTING AN EXEMPTION FROM SECTION 17(a) OF THE 1940 ACT, AND UNDER SECTION 6(c) OF THE 1940 ACT GRANTING AN EXEMPTION FROM RULE 12d1-2(a) UNDER THE 1940 ACT

I.     INTRODUCTION
EQ Advisors Trust (the “EQ Trust”), AXA Premier VIP Trust (the “VIP Trust” and together with the EQ Trust, the “Trusts”), and AXA Equitable Life Insurance Company (the “Manager”) (collectively, the “Applicants”) hereby submit this Amendment No. 2 to, and Restatement of, the Application (the “Application”) for an order of the Securities and Exchange Commission (the “Commission”) as described below.  The Applicants request that the order apply also to any existing or future series of the Trusts and to any existing or future registered open-end management investment companies and series thereof that are part of the same “group of investment companies,” within the meaning of Section

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12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended (the “1940 Act”), as the Trusts and are, or in the future may be, managed by the Manager or any entity controlling, controlled by, or under common control with (within the meaning of Section 2(a)(9) of the 1940 Act) the Manager (the “Funds”).
The Applicants request that the Commission issue an order under Section 12(d)(1)(J) of the 1940 Act providing exemptions from the limitations set forth in Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act to the extent necessary to permit: (1) a Fund (each a “Fund of Funds”) to acquire shares of registered open-end management investment companies or series thereof (the “Unaffiliated Investment Companies”) and unit investment trusts (“UITs”) that are not part of the same “group of investment companies” (as defined in Section 12(d)(1)(G)(ii) of the 1940 Act) as the Funds of Funds (the “Unaffiliated Trusts” and together with the Unaffiliated Investment Companies, the “Unaffiliated Funds”); (2) the Unaffiliated Funds, their principal underwriters and any broker or dealer registered under the Securities Exchange Act of 1934, as amended (the “1934 Act”) (“Broker”) to sell shares of the Unaffiliated Funds to the Funds of Funds; (3) the Funds of Funds to acquire shares of other Funds in the same “group of investment companies” (as defined in Section 12(d)(1)(G)(ii) of the 1940 Act) as the Funds of Funds (collectively, the “Affiliated Funds,” and together with the Unaffiliated Funds, the “Underlying Funds”); and (4) the Affiliated Funds, their principal underwriters and any Broker to sell shares of the Affiliated Funds to the Funds of Funds.  The Applicants also request that the Commission issue an order under Sections 6(c) and 17(b) of the 1940 Act exempting the transactions

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described in (1) through (4) above from Section 17(a) of the 1940 Act to the extent necessary to permit an Underlying Fund that is an affiliated person of a Fund of Funds to sell its shares to and redeem its shares from the Fund of Funds.  The Applicants further request that the Commission issue an order under Section 6(c) of the 1940 Act to the extent necessary to permit a Fund of Funds that invests in Underlying Funds in reliance on Section 12(d)(1)(G) of the 1940 Act (a “Section 12(d)(1)(G) Fund of Funds”), and that is eligible to invest in “securities” (as defined in Section 2(a)(36) of the 1940 Act) in reliance on Rule 12d1-2 under the 1940 Act, to also invest, to the extent consistent with its investment objective, policies, strategies and limitations, in financial instruments that may not be securities within the meaning of Section 2(a)(36) of the 1940 Act (“Other Investments”).
Certain of the Underlying Funds currently pursue, or may in the future pursue, their investment objectives through a master-feeder arrangement in reliance on Section 12(d)(1)(E) of the 1940 Act.  Each Fund of Funds may invest in an Underlying Fund that operates as a feeder fund in a master-feeder arrangement.1  Certain of the Unaffiliated Funds may be registered under the 1940 Act as either UITs or open-end management investment companies and have

1           In this regard, a Fund of Funds may not invest in an Underlying Fund that operates as a feeder fund unless the feeder fund is part of the same “group of investment companies,” within the meaning of Section 12(d)(1)(G)(ii) of the 1940 Act, as its corresponding master fund.

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obtained exemptions from the Commission necessary to permit their shares to be listed and traded on a national securities exchange at negotiated prices (“ETFs”).  Each Fund of Funds also may invest in securities other than shares of an investment company and in financial instruments that may not be securities within the meaning of Section 2(a)(36) of the 1940 Act that are consistent with its investment objectives.
All entities that currently intend to rely on the requested order are named as applicants.  Any other entity that relies on the order in the future will comply with the terms and conditions of this Application.
II.           APPLICANTS
A.           The Manager
The Manager is a New York stock life insurance company that has been in business since 1859 (including the operations of its predecessors) selling life insurance and annuities.  Its home office is located at 1290 Avenue of the Americas, New York, New York 10104.  The Manager is also an investment adviser registered under the Investment Advisers Act of 1940, as amended, and serves as the investment manager of the Trusts.  As investment manager, the Manager administers the business and affairs of the Funds and selects, contracts with, compensates, and monitors the performance of any sub-adviser (each a “Sub-Adviser”) that manages the investment and reinvestment of the assets of the Funds.  The Manager also serves as the administrator of the Trusts.
The Manager is a wholly owned subsidiary of AXA Financial, Inc. (“AXA Financial”).  Majority owned, publicly traded subsidiaries of AXA Financial currently include AllianceBernstein, L.P. (“AllianceBernstein”), a registered

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investment adviser that serves as a Sub-adviser to certain series of the Trusts.  AXA Financial, a holding company, is an indirect, wholly owned subsidiary of AXA.  AXA is a French holding company for an international group of insurance and related financial services companies and is publicly traded.
As of December 31, 2008, AXA Financial and its consolidated subsidiaries managed approximately $540 billion in assets.  These assets are primarily managed for domestic and overseas investors, mutual funds, pension funds, endowment funds, and retirement and annuity programs for businesses, tax exempt organizations and individuals.
B.           The Trusts
Each Trust is organized as a Delaware statutory trust.  In addition, each Trust is registered as an open-end management investment company under the 1940 Act and its shares are registered under the Securities Act of 1933, as amended (the “1933 Act”), on Form N-1A.  The EQ Trust was established on October 31, 1996.  The VIP Trust was established on October 2, 2001.  Each Trust is a series investment company, as defined by Rule 18f-2 under the 1940 Act.  The EQ Trust currently has 70 separate series and the VIP Trust currently has 21 separate series, each of which series has its own investment objective(s) and policies.
Each Trust’s shares are currently sold to (i) insurance company separate accounts registered under the 1940 Act (the “Registered Separate Accounts”) and insurance company separate accounts exempt from registration under the 1940 Act (the “Unregistered Separate Accounts” and together with the

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Registered Separate Accounts, the “Separate Accounts”) in connection with variable life insurance contracts and variable annuity certificates and contracts (collectively, the “Variable Contracts”) issued by the Manager, AXA Life and Annuity Company, and other affiliated or unaffiliated insurance companies, and (ii) The 401(k) Plan sponsored by the Manager.  Each Trust’s shares also may be sold to other tax-qualified retirement plans and to series of each Trust.  The distributors for each Trust’s shares are AXA Advisors, LLC and AXA Distributors, LLC, affiliates of the Manager.
III.           REQUEST FOR AN ORDER OF EXEMPTION
A.           Sections 12(d)(1)(A) and 12(d)(1)(B) Relief
The Applicants request that the Commission issue an order under Section 12(d)(1)(J) of the 1940 Act providing exemptions from the limitations set forth in Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act to the extent necessary to permit: (i) the Funds of Funds to acquire shares of the Underlying Funds in excess of the limits set forth in Section 12(d)(1)(A) of the 1940 Act; and (ii) the Underlying Funds, their principal underwriters and any Broker to sell shares to the Funds of Funds in excess of the limits set forth in Section 12(d)(1)(B) of the 1940 Act.
1.           Applicable Law
Section 12(d)(1) of the 1940 Act generally makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by another investment company except in accordance with the limits set forth in that Section.  Section 12(d)(1) of the 1940 Act was enacted to prevent

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unregulated pyramiding of investment companies and the abuses that are perceived to arise from such pyramiding such as:

●	the exercise of undue influence or control over the underlying funds;
●	duplicative costs; and
●	the complexity of such structures.2

Specifically, Section 12(d)(1)(A) of the 1940 Act, in relevant part, makes it unlawful for any registered investment company (hereinafter in this paragraph referred to as the “acquiring company”) and any company or companies controlled by such acquiring company to purchase or otherwise acquire any security issued by any other investment company (hereinafter in this paragraph referred to as the “acquired company”) if the acquiring company and any company or companies controlled by such acquiring company immediately after the purchase or acquisition own in the aggregate: (a) more than 3% of the total outstanding voting stock of the acquired company, (b) securities issued by the acquired company having an aggregate value in excess of 5% of the value of the total assets of the acquiring company, or (c) securities issued by the acquired company and all other investment companies having an aggregate value in excess of 10% of the value of the total assets of the acquiring company.
Section 12(d)(1)(B) of the 1940 Act makes it unlawful for any registered open-end investment company (hereinafter in this paragraph referred to as the

2           See Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966).

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“acquired company”), its principal underwriter, or any Broker to sell or otherwise dispose of any security issued by the acquired company to any other investment company (hereinafter in this paragraph referred to as the “acquiring company”) if immediately after the sale or disposition: (a) more than 3% of the total outstanding voting stock of the acquired company is owned by the acquiring company and any company or companies controlled by the acquiring company, or (b) more than 10% of the total outstanding voting stock of the acquired company is owned by the acquiring company and other investment companies and companies controlled by them.
Section 12(d)(1)(G) of the 1940 Act, in relevant part, provides that Section 12(d)(1) will not apply to securities of a registered open-end investment company or registered UIT (hereinafter in this paragraph referred to as the “acquired company”) purchased or otherwise acquired by a registered open-end investment company or a registered UIT (hereinafter in this paragraph referred to as the “acquiring company”), if (a) the acquired company and the acquiring company are part of the same “group of investment companies,” (b) securities of the acquired company, securities of other registered open-end investment companies and registered UITs that are part of the same “group of investment companies,” government securities, and short-term paper are the only investments held by the acquiring company, and (c) the acquired company has a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered UITs in reliance on Section 12(d)(1)(G) or Section 12(d)(1)(F).

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Rule 12d1-2 under the 1940 Act permits a registered open-end investment company or a registered UIT that relies on Section 12(d)(1)(G) of the 1940 Act to acquire, among other things, securities issued by an investment company, other than securities issued by another registered investment company that is part of the same “group of investment companies,” within the meaning of Section 12(d)(1)(G) of the 1940 Act, when the acquisition is in reliance on Section 12(d)(1)(A) or Section 12(d)(1)(F) of the 1940 Act.  The Applicants state that, as relevant here, the Funds of Funds can rely on Section 12(d)(1)(G) and Rule 12d1-2 with respect to their investments in Affiliated Funds and, to a certain extent, with respect to their investments in Unaffiliated Funds (subject to the limits set forth in Section 12(d)(1)(A) and Section 12(d)(1)(F) of the 1940 Act).  However, to the extent that the Funds of Funds seek to invest in Unaffiliated Funds in excess of the limits set forth in Section 12(d)(1)(A) and Section 12(d)(1)(F) of the 1940 Act, they cannot rely on Section 12(d)(1)(G) and Rule 12d1-2.
2.           Basis for Sections 12(d)(1)(A) and 12(d)(1)(B) Relief
Section 12(d)(1)(J) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision of Section 12(d)(1) if and to the extent that such exemption is consistent with the public interest and the protection of investors.  For the reasons discussed below, the proposed structure will not give rise to the policy concerns, each discussed specifically below, that underlie Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act.  Accordingly, the

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Applicants believe that the requested exemption is consistent with the public interest and the protection of investors.

a.	No Undue Influence

The Applicants submit that the proposed structure will not result in the exercise of undue influence by a Fund of Funds or its affiliated persons over the Underlying Funds.  The concern about undue influence does not arise in connection with a Fund of Funds's investment in the Affiliated Funds because the Affiliated Funds are part of the same “group of investment companies,” within the meaning of Section 12(d)(1)(G)(ii) of the 1940 Act, as the Funds of Funds.  Each Unaffiliated Investment Company will operate independently as determined by its own board of directors or trustees and management.  Additionally, to limit the potential for undue influence by a Fund of Funds or its affiliated persons over an Unaffiliated Fund, Applicants submit that:

●
the Manager and any person controlling, controlled by, or under common control with the Manager, and any investment company and any issuer that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act advised or sponsored by the Manager or any person controlling, controlled by, or under common control with the Manager (collectively, the “Group”) will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the 1940 Act; and

●
any other investment adviser within the meaning of Section 2(a)(20)(B) of the 1940 Act to a Fund of Funds (“Sub-Adviser”) and any person controlling, controlled by, or under common control with the Sub-Adviser, and any investment company and any issuer that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act (or portion of such investment company or issuer) advised or sponsored by the Sub-Adviser or any person controlling, controlled by, or under common control with the Sub-Adviser (collectively, the “Sub-Adviser

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Group”) will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the 1940 Act.

If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Fund, the Group or a Sub-Adviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of the Unaffiliated Fund, then the Group or the Sub-Adviser Group (except for any member of the Group or the Sub-Adviser Group that is a Separate Account) will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares.  This condition will not apply to a Sub-Adviser Group with respect to an Unaffiliated Fund for which the Sub-Adviser or a person controlling, controlled by, or under common control with the Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated Trust).  A Registered Separate Account will seek voting instructions from owners of Variable Contracts issued through it and will vote its shares of an Unaffiliated Fund in accordance with the instructions received and will vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received.  An Unregistered Separate Account will either: (a) vote its shares of an Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares; or (b) seek voting instructions from owners of Variable Contracts issued through it and vote its shares of an Unaffiliated Fund in accordance with the instructions received and vote those shares for which no

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instructions were received in the same proportion as the shares for which instructions were received.
To further limit the potential for undue influence by a Fund of Funds or its affiliated persons over an Unaffiliated Fund, Condition 2 precludes a Fund of Funds, the Manager, any Sub-Adviser, promoter or principal underwriter of a Fund of Funds, and any person controlling, controlled by, or under common control with any of those entities (each, a “Fund of Funds Affiliate”) from taking advantage of an Unaffiliated Fund with respect to transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or its investment adviser(s), sponsor, promoter, principal underwriter, or any person controlling, controlled by, or under common control with any of those entities (each, an “Unaffiliated Fund Affiliate”).  No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in shares of an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.
In seeking to limit the potential for undue influence and conflicts of interest, prior to investing in Unaffiliated Funds, the board of trustees (the “Board”) of each Fund of Funds, including a majority of the trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act (the “Independent Trustees”), will adopt procedures reasonably designed to assure that the Manager and any Sub-Adviser to the Fund of Funds are

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conducting the investment program of the Fund of Funds without taking into account any consideration the Fund of Funds or a Fund of Funds Affiliate receives from an Unaffiliated Fund or an Unaffiliated Fund Affiliate in connection with any services or transactions.  Once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit set forth in Section 12(d)(1)(A)(i) of the 1940 Act, the board of trustees or directors of the Unaffiliated Investment Company, including a majority of the trustees or directors who are not “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act, will determine that any consideration paid by the Unaffiliated Investment Company to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of services and benefits received by the Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned.  This condition will not apply with respect to any services or transactions between an Unaffiliated Investment Company and its investment adviser(s), or any person controlling, controlled by, or under common control with such investment adviser(s).
Additionally, no Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or as a sponsor to an Unaffiliated Trust) will cause an

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Unaffiliated Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an officer, director, trustee, advisory board member, investment adviser, Sub-Adviser or employee of the Fund of Funds, or a person of which any such officer, director, trustee, advisory board member, investment adviser, Sub-Adviser, or employee is an affiliated person (each, an “Underwriting Affiliate,” except that any person whose relationship to the Unaffiliated Fund is covered by Section 10(f) of the 1940 Act is not an Underwriting Affiliate).  An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is referred to as an “Affiliated Underwriting.”
The board of trustees or directors of the Unaffiliated Investment Company, including a majority of the trustees or directors who are not “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Investment Company in an Affiliated Underwriting, once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit set forth in Section 12(d)(1)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate.  The board of trustees or directors of the Unaffiliated Investment Company will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Investment Company.  The board of trustees or directors of the

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Unaffiliated Investment Company will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years.  The board of trustees or directors of the Unaffiliated Investment Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.
The Unaffiliated Investment Company will also keep records concerning its purchases of securities in Affiliated Underwritings.  Specifically, the Unaffiliated Investment Company will maintain and preserve permanently, in an easily accessible place, a written copy of the procedures described above, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit set forth in Section 12(d)(1)(A)(i) of the 1940 Act,

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setting forth that party from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the determinations of the board of trustees or directors of the Unaffiliated Investment Company were made.
To further assure that an Unaffiliated Investment Company understands and appreciates the implications of a Fund of Funds’s investment under the requested order, prior to a Fund of Funds’s investment in shares of an Unaffiliated Investment Company in excess of the limit set forth in Section 12(d)(1)(A)(i) of the 1940 Act, the Fund of Funds and the Unaffiliated Investment Company will execute an agreement (the “Participation Agreement”) stating, without limitation, that their boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order.  At the time of a Fund of Funds’s investment in an Unaffiliated Investment Company in excess of the limit set forth in Section 12(d)(1)(A)(i) of the 1940 Act, the Fund of Funds will notify the Unaffiliated Investment Company of the investment.  At such time, the Fund of Funds will also transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate.  The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list of names as soon as reasonably practicable after a change occurs.  The Unaffiliated Investment Company and the Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years

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in an easily accessible place.  An Unaffiliated Investment Company (other than an ETF whose shares are purchased by a Fund of Funds in the secondary market) will retain its right at all times to reject any investment by a Fund of Funds.3
b.	No Excessive Layering of Fees
The Applicants do not believe that the proposed structure will result in excessive layering of fees because the structure includes safeguards designed to address this issue.  Within the structure, the Underlying Funds will pay advisory fees to their adviser(s).  In addition, the Underlying Funds will pay fees to their service providers for all other services relating to their operations, including custody, transfer agency and fund administration (e.g., compliance and fund accounting).  The Underlying Funds may also impose Rule 12b-1 fees or service fees from which payments are made to third parties for providing administrative, sub-transfer agency or other services beneficial to shareholders.  As a shareholder of an Underlying Fund, a Fund of Funds will bear its proportionate share of the fees and expenses of any Underlying Fund in which it invests.
Each Fund of Funds will also pay its own advisory, administrative, custody, transfer agency, legal, accounting and other expenses.  Such services to the Funds of Funds are different from the services provided to the Underlying Funds because each Fund of Funds is a separate entity with its own advisory, administrative, custody, compliance and record keeping needs.

3           An Unaffiliated Investment Company (including an ETF) would retain its right to reject any initial investment by a Fund of Funds in excess of the limits set forth in Section 12(d (1)(A)(i) of the 1940 Act by declining to execute the Participation Agreement with the Fund of Funds.

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To assure that the investment advisory or management fees are not duplicative, prior to reliance on the requested order and subsequently in connection with the approval of any investment advisory or management contract under Section 15 of the 1940 Act, the Board of each Fund of Funds, including a majority of the Independent Trustees, will find that the investment advisory or management fees charged under a Fund of Funds’s investment advisory or management contract are based on services provided that are in addition to, rather than duplicative of, services provided under the investment advisory or management contract of any Underlying Fund in which the Fund of Funds may invest.  Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.
In addition, the Manager will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company pursuant to Rule 12b-1 under the 1940 Act) received from an Unaffiliated Fund by the Manager or an affiliated person of the Manager, other than any advisory fees paid to the Manager or an affiliated person of the Manager by the Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund.  Any Sub-Adviser for a Fund of Funds will waive fees otherwise payable to it, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Sub-Adviser or an affiliated person of the Sub-Adviser from an Unaffiliated Fund, other than any advisory fees paid to the Sub-Adviser or an affiliated person of the Sub-Adviser by an

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Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Sub-Adviser.  In the event that the Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds.
With respect to Registered Separate Accounts that invest in a Fund of Funds, no sales load will be charged at the Fund of Funds level or at the Underlying Fund level.  Other sales charges and service fees, as defined in Rule 2830 of the Conduct Rules of the National Association of Securities Dealers (“NASD Conduct Rule 2830”), if any, will only be charged at the Fund of Funds level or at the Underlying Fund level, not at both levels.4  With respect to other investments in the Fund of Funds, any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds set forth in NASD Conduct Rule 2830.
The Applicants submit that each Fund of Funds will represent in the Participation Agreement that no insurance company sponsoring a Registered Separate Account funding Variable Contracts will be permitted to invest in the Fund of Funds unless the insurance company has certified to the Fund of Funds that the aggregate of all fees and charges associated with each contract that invests in the Fund of Funds, including fees and charges at the separate account, Fund of Funds, and Underlying Fund levels, are reasonable in relation to the

4           Any reference to NASD Conduct Rule 2830 includes any successor or replacement to NASD Conduct Rule 2830 that may be adopted by the Financial Industry Regulatory Authority.

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services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.
c.	Structure is not Overly Complex
The proposed structure will not create an overly complex fund structure that would confuse investors because no Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or Section 3(c)(7) of the 1940 Act in excess of the limits set forth in Section 12(d)(1)(A) of the 1940 Act, except to the extent that such Underlying Fund: (a) acquires such securities in compliance with Section 12(d)(1)(E) of the 1940 Act; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the 1940 Act); or (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to: (i) acquire securities of one or more investment companies for short-term cash management purposes or (ii) engage in inter-fund borrowing and lending transactions.
In the case of those Underlying Funds that currently pursue, or may in the future pursue, their investment objectives through a master-feeder arrangement in reliance on Section 12(d)(1)(E) of the 1940 Act, having a Fund of Funds as an investor could result in a three-tier structure (i.e., a Fund of Funds investing in a feeder fund investing in a master fund).  The Applicants do not believe, however, that this will result in an overly complex structure.  The master-feeder

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arrangement, while offering some tax and accounting benefits to shareholders, is for all other purposes entirely transparent.  For any investor, whether a Fund of Funds or any other investor, an investment in an Underlying Fund that operates as a feeder fund would be no different than an investment in an Underlying Fund that does not operate as a feeder fund.
B.	Section 17(a) Relief
The Applicants also request that the Commission issue an order under Sections 6(c) and 17(b) of the 1940 Act exempting the transactions described in (1) through (4) in Section I. above from Section 17(a) of the 1940 Act to the extent necessary to permit an Underlying Fund that is an affiliated person of a Fund of Funds to sell its shares to and redeem its shares from the Fund of Funds.
        1.       Applicable Law
Section 17(a) of the 1940 Act prohibits the purchase or sale of securities between a registered investment company and its affiliated persons or affiliated persons of such persons.  An “affiliated person” of another person is defined in Section 2(a)(3) of the 1940 Act as:
(A) any person directly or indirectly owning, controlling or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person, 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser

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thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

           The sale of shares by the Underlying Funds to the Funds of Funds and the purchase of those shares from the Funds of Funds by the Underlying Funds (through redemptions) could be deemed to be principal transactions between an affiliated person of a registered investment company and that company under Section 17(a).5  For example, because the Manager serves as investment manager or investment adviser to the Fund of Funds and to the Affiliated Funds, the Funds of Funds and the Affiliated Funds may be deemed to be under the common control of the Manager and, therefore, affiliated persons of one another.  The Funds of Funds and the Underlying Funds may also be deemed to be affiliated persons of one another if a Fund of Funds acquires 5% or more of an Underlying Fund’s outstanding voting securities.
Section 17(b) of the 1940 Act, however, permits the Commission to grant an order permitting such transactions as otherwise might be prohibited under Section 17(a) if the Commission finds that: (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the

5           The Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of shares of an Underlying Fund or (b) an affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its shares to a Fund of Funds may be prohibited by Section 17(e)(1) of the 1940 Act.  The Participation Agreement also will include this acknowledgement.

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proposed transaction is consistent with the policy of each registered investment company concerned; and (3) the proposed transaction is consistent with the general purposes of the 1940 Act.
Additionally, Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision or provisions of the 1940 Act or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
2.           Basis for Section 17(a) Relief
The Applicants believe that the proposed transactions satisfy the requirements for relief under Sections 6(c) and 17(b) of the 1940 Act because the terms are fair and reasonable and do not involve overreaching.  The terms upon which an Underlying Fund will sell its shares to or purchase its shares from a Fund of Funds will be based on the net asset value of each Underlying Fund.6   Finally, the proposed transactions will be consistent with the policies of each

6           The Applicants note that a Fund of Funds generally would purchase and sell shares of an Unaffiliated Fund that operates as an ETF through secondary market transactions at market prices rather than through principal transactions with the Unaffiliated Fund at net asset value.  The Applicants would not rely on the requested relief from Section 17(a) for such secondary market transactions.  To the extent that a Fund of Funds purchases or redeems shares from an ETF that is an affiliated person of the Fund of Funds in exchange for a basket of specified securities as described in the application for the exemptive order upon which the ETF relies, the Applicants also request relief from Section 17(a) of the 1940 Act for those in-kind transactions.

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Fund of Funds and Underlying Fund, and with the general purposes of the 1940 Act.  The investment by a Fund of Funds in shares of the Underlying Funds and the issuance of shares of the Underlying Funds to a Fund of Funds will be effected in accordance with the investment policies contained in the registration statement of such Fund of Funds.
C.           Rule 12d1-2 Relief
The Applicants further request that the Commission issue an order under Section 6(c) of the 1940 Act exempting Applicants from Rule 12d1-2(a) under the 1940 Act to the extent necessary to permit a Section 12(d)(1)(G) Fund of Funds that is eligible to invest in securities (as defined in Section 2(a)(36) of the 1940 Act) in reliance on Rule 12d1-2 under the 1940 Act, to also invest, to the extent consistent with its investment objective, policies, strategies and limitations, in Other Investments.
1.           Applicable Law
As discussed in Section III.A.1., Section 12(d)(1) of the 1940 Act generally makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by another investment company except in accordance with the limits set forth in that Section.  Section 12(d)(1)(G) of the 1940 Act, in relevant part, provides that Section 12(d)(1) will not apply to securities of a registered open-end investment company or registered UIT (hereinafter in this paragraph referred to as the “acquired company”) purchased or otherwise acquired by a registered open-end investment company or a registered UIT (hereinafter in this paragraph referred to as the “acquiring company”), if (a)

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the acquired company and the acquiring company are part of the same “group of investment companies,” (b) securities of the acquired company, securities of other registered open-end investment companies and registered UITs that are part of the same “group of investment companies,” government securities, and short-term paper are the only investments held by the acquiring company, (c) the aggregate sales loads and distribution-related fees of the acquiring company and acquired company are not excessive under rules adopted pursuant to Section 22(b) or Section 22(c) of the 1940 Act by a securities association registered under Section 15A of the 1934 Act or by the Commission, and (d) the acquired company has a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered UITs in reliance on Section 12(d)(1)(G) or Section 12(d)(1)(F).
In 2006, the Commission adopted Rule 12d1-2 under the 1940 Act.7  Rule 12d1-2 permits a registered open-end investment company or a registered UIT that relies on Section 12(d)(1)(G) of the 1940 Act to acquire, in addition to securities issued by another registered investment company in the same group of investment companies, government securities, and short-term paper: (1) securities issued by an investment company that is not in the same group of investment companies, when the acquisition is in reliance on Section 12(d)(1)(A) or 12(d)(1)(F) of the 1940 Act; (2) securities (other than securities issued by an

7         See Fund of Fund Investments, Inv. Co. Act Rel. No. 27399 (June 20, 2006) (the “Rule 12d1-2 Adopting Release”).

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investment company); and (3) securities issued by a money market fund, when the investment is in reliance on Rule 12d1-1 under the 1940 Act.  For the purposes of Rule 12d1-2, the term “securities” means any security as that term is defined in Section 2(a)(36) of the 1940 Act.8  The Commission noted in the Rule 12d1-2 Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund’s investment policies, directly in stocks, bonds, and other types of securities “would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that Section 12(d)(1)(G) was intended to address.”9  The passage of Rule 12d1-2 also reflects the Commission’s response to Congress’ expectation “that the Commission will use this authority set forth in Section 12(d)(1)(J) to adopt rules and process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time.”10
Section 6(c) of the 1940 Act provides a means for the Commission to respond to developments in the financial markets not specifically contemplated when the 1940 Act was passed or subsequently amended.11  It permits the

8           See id. at 17, n.58.
9           Id. at 17-18.
10         See H.R. Rep. No. 602-104 at 43-44 (1996).
11         See, e.g., Trust Fund Sponsored by The Scholarship Club, Inc., Inv. Co. Act Rel. No. 5524 (Oct. 25, 1968) ([T]he broad exemptive power provided in Section 6(c) was designed to enable [the Commission] to deal equitably with situations which could not be foreseen at the time the legislation was enacted.”); Sisto Financial Corp., Inv. Co. Act

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Commission to grant exemptions from particular provisions of the 1940 Act, or any rule thereunder, that would inhibit the development of new and innovative investment products.  As discussed in Section III.B.1., Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision or provisions of the 1940 Act or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
2.           Basis for Rule 12d1-2 Relief
The opportunity to invest in Other Investments will allow a Section 12(d)(1)(G) Fund of Funds greater flexibility to meet its investment objective.  A Section 12(d)(1)(G) Fund of Funds would use Other Investments for a purpose that is consistent with its investment objective, policies, strategies and limitations.  Consistent with its fiduciary obligations under the 1940 Act, a Section 12(d)(1)(G) Fund of Funds’ Board will review the advisory fees charged by the Section 12(d)(1)(G) Fund of Funds’ investment adviser(s) to ensure that the fees are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Section 12(d)(1)(G) Fund of Funds may invest.

Rel. No. 923 (July 16, 1946) (providing that Section 6(c) is intended “to deal with situations unforeseen at the time of the passage of the [1940] Act and unprovided for elsewhere in the [1940] Act”).

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       Applicants believe that permitting a Section 12(d)(1)(G) Fund of Funds to invest in Other Investments would not raise any of the concerns that Section 12(d)(1) of the 1940 Act, as originally adopted and as amended in 1970, was intended to address, namely: (1) undue influence over portfolio management of underlying funds through the threat of large scale redemptions; (2) unnecessary duplication of costs (such as sales loads, advisory fees and administrative costs); (3) pyramiding of voting control of the underlying funds; and (4) complex pyramidal structures that may be confusing to investors.12  Section 12(d)(1)(G) reflects a determination by Congress that certain fund of funds arrangements do not raise the concerns underlying the prohibitions in Sections 12(d)(1)(A) and 12(d)(1)(B).  Section 12(d)(1)(G) addresses these concerns by (i) requiring that the acquiring company and the acquired company be part of the same group of investment companies, (ii) limiting charges and fees of the acquiring company and acquired company, and (iii) requiring that the acquired company not act as a fund of funds itself.13  The approval of Rule 12d1-2 demonstrates a determination by the Commission that fund of funds investments in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(1)(G) was intended to address.

12           See Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966).

13           While Section 12(d)(1)(G) is commonly referred to as a “fund of funds” exemption, it does not require an acquiring company to invest in more than one acquired company.

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      Likewise, permitting a Section 12(d)(1)(G) Fund of Funds to invest in Other Investments in furtherance of its investment objective, policies, strategies and limitations as requested herein will not raise any of the concerns underlying the prohibitions in Sections 12(d)(1)(A) and 12(d)(1)(B).  Rather, this additional flexibility will provide a Section 12(d)(1)(G) Fund of Funds with a broader array of investment options through which to pursue its investment objective.
The Applicants submit that the requested exemption offers significant benefits, as detailed above, and is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the [1940] Act,” and therefore meets the standards for relief set forth in Section 6(c) of the 1940 Act.  As indicated below, the Commission has already granted to a number of other applicants relief similar to the relief requested in this Application.
D.           Precedents in Support of the Request for an Order of Exemption
1.	Sections 12(d)(1)(A) and 12(d)(1)(B) Relief and Section 17(a) Relief
The Commission has granted exemptive orders to other mutual fund complexes to establish funds of funds structures with affiliated and unaffiliated investment companies.  Schwab Capital Trust, et al. (“Schwab”), Inv. Co. Act Rel. Nos. 24067 (Oct. 1, 1999) (Notice) and 23113 (Oct. 27, 1999) (Order) (the “Schwab Order”).  Schwab requested an exemption under Section 12(d)(1)(J) of the 1940 Act from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act to permit certain series of the Schwab trusts (the “Schwab Trusts”) to invest (a) in other

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series of the Schwab Trusts and other registered open-end management investment companies that are part of the same “group of investment companies,” within the meaning of Section 12(d)(1)(G) of the 1940 Act, as the Schwab Trusts; and (b) in other registered open-end management investment companies that are not part of the same “group of investment companies” as the Schwab Trusts.
The Applicants also note that substantially similar relief was granted in Members Mutual Funds, et al., Inv. Co. Act Rel. Nos. 27598 (Dec. 13, 2006) (Notice) and 27657 (Jan. 9, 2007) (Order); John Hancock Trust, et al., Inv. Co. Act Rel. Nos. 27848 (May 30, 2007) (Notice) and 27873 (June 26, 2007) (Order); and Allstate Financial Investment Trust, et al., Inv. Co. Act Rel. Nos. 28581 (Jan. 12, 2009) (Notice) and 28614 (Feb. 9, 2009) (Order).
The Commission also has granted exemptive orders to other mutual fund complexes to permit a fund of funds to invest in underlying funds that serve as feeder funds in a master-feeder arrangement in reliance on Section 12(d)(1)(E) of the 1940 Act.  In this regard, the Applicants note that substantially similar relief was granted in ProFunds et al., Inv. Co. Act Rel. Nos. 27599 (Dec. 14, 2006) (Notice) and 27658 (Jan. 9, 2007) (Order); and The RBB Fund, Inc. et al., Inv. Co. Act Rel. Nos. 28260 (Apr. 30, 2008) (Notice) and 28288 (May 28, 2008) (Order).
2.           Rule 12d1-2 Relief
The Commission has granted exemptive orders authorizing registered investment companies relying on Section 12(d)(1)(G) and Rule 12d1-2 to invest

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in Other Investments.  See, e.g., Wells Fargo Funds Trust, et al., Inv. Co. Act Rel. Nos. 28482 (Oct. 31, 2008) (Notice) and 28524 (Nov. 26, 2008) (Order); The UBS Funds, et al., Inv. Co. Act Rel. Nos.  28080 (Dec. 19, 2007) (Notice) and 28122 (Jan. 16, 2008) (Order); Vanguard STAR Funds, et al., Inv. Co. Act Rel. Nos. 28009 (Sept. 28, 2007) (Notice) and 28024 (Oct. 24, 2007) (Order).
E.             Conditions for the Proposed Exemptions
The Applicants agree that any order granting the requested relief will be subject to the following conditions:
Investments in Underlying Funds by Funds of Funds
1.           The members of the Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the 1940 Act.  The members of a Sub-Adviser Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the 1940 Act.  If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Fund, the Group or a Sub-Adviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of the Unaffiliated Fund, then the Group or the Sub-Adviser Group (except for any member of the Group or the Sub-Adviser Group that is a Separate Account) will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares.  This condition will not apply to a Sub-Adviser Group with respect to an Unaffiliated Fund for which the Sub-Adviser or a person controlling, controlled by, or under common control with the Sub-Adviser acts as the investment adviser within the meaning of Section

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2(a)(20)(A) of the 1940 Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated Trust).
A Registered Separate Account will seek voting instructions from its Variable Contract holders and will vote its shares of an Unaffiliated Fund in accordance with the instructions received and will vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received.  An Unregistered Separate Account will either: (i) vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares; or (ii) seek voting instructions from its Variable Contract holders and vote its shares in accordance with the instructions received and vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received.
2.           No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.
3.           The Board of each Fund of Funds, including a majority of the Independent Trustees, will adopt procedures reasonably designed to assure that the Manager and any Sub-Adviser to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration received by the Fund of Funds or a Fund of Funds Affiliate from an

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Unaffiliated Fund or an Unaffiliated Fund Affiliate in connection with any services or transactions.
4.           Once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, the Board of the Unaffiliated Investment Company, including a majority of the Independent Trustees, will determine that any consideration paid by the Unaffiliated Investment Company to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned.  This condition will not apply with respect to any services or transactions between an Unaffiliated Investment Company and its investment adviser(s), or any person controlling, controlled by, or under common control with such investment adviser(s).
5.           No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in any Affiliated Underwriting.
6.           The Board of an Unaffiliated Investment Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed

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to monitor any purchases of securities by the Unaffiliated Investment Company in an Affiliated Underwriting, once an investment by a Fund of Funds in the securities of the Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate.  The Board of the Unaffiliated Investment Company will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Investment Company.  The Board of the Unaffiliated Investment Company will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years.  The Board of the Unaffiliated Investment Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.
7.           Each Unaffiliated Investment Company will maintain and preserve permanently, in an easily accessible place, a written copy of the procedures

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described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, setting forth (1) the party from whom the securities were acquired, (2) the identity of the underwriting syndicate’s members, (3) the terms of the purchase, and (4) the information or materials upon which the determinations of the Board of the Unaffiliated Investment Company were made.
8.           Prior to its investment in shares of an Unaffiliated Investment Company in excess of the limit of Section 12(d)(1)(A)(i) of the 1940 Act, the Fund of Funds and the Unaffiliated Investment Company will execute a Participation Agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order.  At the time of its investment in shares of an Unaffiliated Investment Company in excess of the limit of Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Investment Company of the investment.  At such time, the Fund of Funds will also transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate.  The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list as soon as reasonably practicable after a change occurs.  The Unaffiliated Investment Company and the

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Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.
9.           Before approving any advisory contract under Section 15 of the 1940 Act, the Board of each Fund of Funds, including a majority of the Independent Trustees, shall find that the advisory fees charged under the advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest.  Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.
10.           The Manager will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company pursuant to Rule 12b-1 under the 1940 Act) received from an Unaffiliated Fund by the Manager or an affiliated person of the Manager, other than any advisory fees paid to the Manager or its affiliated person by an Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund.  Any Sub-Adviser will waive fees otherwise payable to the Sub-Adviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Sub-Adviser or an affiliated person of the Sub-Adviser from an Unaffiliated Fund, other than any advisory fees paid to the Sub-

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Adviser or an affiliated person of the Sub-Adviser by an Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Sub-Adviser.  In the event that the Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds.
11.           With respect to Registered Separate Accounts that invest in a Fund of Funds, no sales load will be charged at the Fund of Funds level or at the Underlying Fund level. Other sales charges and service fees, as defined in NASD Conduct Rule 2830, if any, will be charged at the Fund of Funds level or at the Underlying Fund level, not both.  With respect to other investments in a Fund of Funds, any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds set forth in NASD Conduct Rule 2830.
12.           No Underlying Fund will acquire securities of any other investment company, or company relying on Section 3(c)(1) or Section 3(c)(7) of the 1940 Act, in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent that such Underlying Fund: (a) acquires such securities in compliance with Section 12(d)(1)(E) of the 1940 Act; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the 1940 Act); or (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to: (i) acquire securities of one or

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more investment companies for short-term cash management purposes or (ii) engage in inter-fund borrowing and lending transactions.
Other Investments by Section 12(d)(1)(G) Funds of Funds
13.           The Applicants will comply with all provisions of Rule 12d1-2 under the 1940 Act, except for paragraph (a)(2) to the extent that it restricts any Section 12(d)(1)(G) Fund of Funds from investing in Other Investments as described in this Application.
F.           Request for an Order of Exemption
The Applicants request that the Commission issue an order under Section 12(d)(1)(J) of the 1940 Act granting exemptions from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act granting an exemption from Section 17(a) of the 1940 Act, and under Section 6(c) of the 1940 Act granting an exemption from Rule 12d1-2(a) under the 1940 Act, as described in this Application.  The Applicants submit that, for all the reasons stated above, the proposed exemptions are necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
IV.           CONCLUSION
For the reasons set forth in this Application, the Applicants respectively state that the proposed exemptions meet the standards of Sections 6(c), 12(d)(1)(J) and 17(b) of the 1940 Act and respectfully request that the Commission issue an order of exemption under Sections 6(c), 12(d)(1)(J) and 17(b) of the 1940 Act and that such order be made effective as soon as possible.

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V.           PROCEDURAL MATTERS RELATING TO THIS APPLICATION
Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants hereby state that their address is as indicated on the cover page of this Application.  Any notice and order concerning this Application should be directed to:
Steven M. Joenk
Senior Vice President
AXA Equitable Life Insurance Company
1290 Avenue of the Americas
New York, New York 10104
Please address any questions or comments concerning this Application and a copy of any notice and order to:
Patricia Louie, Esq.
Vice President and Associate General Counsel
AXA Financial, Inc.
1290 Avenue of the Americas
New York, New York 10104

Clifford J. Alexander, Esq.
Mark C. Amorosi, Esq.
K&L Gates LLP
1601 K Street, NW
Washington, DC  20006-1600
(202) 778-9000
The Applicants request that the Commission issue an order pursuant to Rule 0-5 under the 1940 Act without a hearing being held.  Each Applicant represents that the undersigned is authorized to file this Application in the name and on behalf of the Applicant.  Under the current Charter and By-Laws of the Manager, its business and affairs are conducted by its Board of Directors.  In accordance with these governing documents, resolutions were adopted by a vote

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of the Board of Directors of the Manager authorizing the appropriate officers of the Manager to prepare, execute and file this Application with the Commission.
Under the current Certificate of Trust, Agreement and Declaration of Trust and By-Laws, the VIP Trust’s business and affairs are conducted by its Board of Trustees.  In accordance with these governing documents, resolutions were adopted by a vote of the Board of Trustees of the VIP Trust authorizing the appropriate officers of the VIP Trust to prepare, execute and file this Application with the Commission.
Under the current Certificate of Trust, Amended and Restated Agreement and Declaration of Trust, as amended, and By-Laws, the EQ Trust’s business and affairs are conducted by its Board of Trustees.  In accordance with these governing documents, resolutions were adopted by a vote of the Board of Trustees of the EQ Trust authorizing the appropriate officers of the EQ Trust to prepare, execute and file this Application with the Commission.
The resolutions and statements of authority required under Rule 0-2(c)(1) under the 1940 Act were attached as Exhibit A to the Application as originally filed.  Such resolutions and statements of authority authorize the preparation, execution and filing of the Application by the officers referenced therein and remain in full force and effect.  The verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit A to this Application.

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SIGNATURES

AXA Equitable Life Insurance Company has authorized this Amendment No. 2 to, and Restatement of, the Application to be duly signed on its behalf in the State of New York on the 3rd day of June, 2010.

AXA EQUITABLE LIFE INSURANCE COMPANY

/s/ Steven M. Joenk

Steven M. Joenk
Senior Vice President

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AXA Premier VIP Trust has authorized this Amendment No. 2 to, and Restatement of, the Application to be duly signed on its behalf in the State of New York on the 3rd day of June, 2010.

AXA PREMIER VIP TRUST

/s/ Steven M. Joenk
Steven M. Joenk
Trustee, Chairman, President and Chief Executive Officer

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EQ Advisors Trust has authorized this Amendment No. 2 to, and Restatement of, the Application to be duly signed on its behalf in the State of New York on the 3rd day of June, 2010.

EQ ADVISORS TRUST

/s/ Steven M. Joenk
Steven M. Joenk
Trustee, Chairman, President and Chief Executive Officer

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EXHIBIT A-1

VERIFICATION

The undersigned states that he has duly executed the attached Amendment No. 2 to, and Restatement of, the Application dated June 3, 2010 (“Application”) for and on behalf of:
AXA Equitable Life Insurance Company;

that he is Senior Vice President of AXA Equitable Life Insurance Company; and that all actions by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken.  The undersigned further states that he is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of his knowledge, information and belief.

/s/ Steven M. Joenk
Steven M. Joenk
Senior Vice President

A-1	Page 45 of a total of 46 pages

EXHIBIT A-2

VERIFICATION
The undersigned states that he has duly executed the attached Amendment No. 2 to, and Restatement of, the Application dated June 3, 2010 (“Application”) for and on behalf of:
AXA Premier VIP Trust, and
EQ Advisors Trust;

that he is Trustee, Chairman, President and Chief Executive Officer of each of AXA Premier VIP Trust and EQ Advisors Trust; and that all actions by shareholders, trustees, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken.  The undersigned further states that he is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of his knowledge, information and belief.

/s/ Steven M. Joenk
Steven M. Joenk
Trustee, Chairman, President and Chief Executive Officer

A-2	Page 46 of a total of 46 pages